April 24, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (715) 831-4299

James G. Cooley
President
Citizens Community Bancorp
2174 EastRidge Center
Eau Claire, WI  54701

Re:	Citizens Community Bancorp
	Form 10-KSB for the Fiscal Year Ended September 30, 2005
	Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
      File Number: 000-50585


Dear Mr. Cooley:

      We have reviewed your response letter dated April 4, 2006 and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision in future filings is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *

Form 10-KSB for the Fiscal Year Ended September 30, 2005
General
1. We note your responses to comments 1 and 5 of our letter dated March 27, 2006. However, in light of the significance of our other comments below, which we believe require amendments to your filing where indicated, please also revise your filing to incorporate the changes you describe in your April 4, 2006 response letter.

2005 Annual Report
Management`s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Commitments, page 12
2. We note your response to comment 2 of our letter dated March
27,
2006. Given that a significant portion of your total loan portfolio includes loans with payable on demand clauses and interest rates are generally expected to continue to increase from their historically low levels over the past few years, it appears reasonably possible that you may determine it is in the company`s best interest to begin triggering these clauses in the near future. Therefore, please revise your MD&A to more fully describe the following:

* purpose behind the payable on demand clause;
* circumstances under which you are able to and historically have invoked your rights under the payable on demand clause; and
* the extent (if determinable) to which you expect to exercise the payable on demand clause in future periods.

Consolidated Financial Statements
Statement of Cash Flows, page 24
3. We note your response to comment 4 of our letter dated March
27,
2006. Please confirm that the cash flow statement line item titled
"cash received for branch acquisition" is intended to reflect both net cash received in the merger with Community Plus Savings Bank and cash received for the Mankato branch of Alliance Bank for the fiscal years ended 2005 and 2004, respectively.

4. As a related matter, please revise Note 2 of your financial statements to clarify the cash flows paid and/or received as part of your acquisition of Community Plus Savings Bank.

Note 1 - Summary of Significant Accounting Policies, page 26

5. We note your response to comment 7 of our letter dated March
27,
2006. Please provide us with a quantitative and qualitative materiality analysis demonstrating how you were able to determine that on a quarterly and annual basis, the effect of recognizing loan origination fees to income when received has not been material to your consolidated financial statements. Your materiality analysis should address considerations such as how your error in the application of SFAS 91, if recorded, would have affected your compliance with regulatory requirements, compliance with loan covenants, and earnings per share computations. Your analysis should also address the reasons why (other than materiality) you decided not to follow the guidance provided in SFAS 91 as it pertains to accounting for loan origination fees. Refer to SAB Topic 1.M.

6. We note that in your April 4, 2006 response letter, you state that you performed an analysis of the accounting treatment for loan fees and costs on an annual basis. Please tell us the procedures you performed on a quarterly basis to determine that the effect of recognizing loan origination fees to income when received was not material.

7. We note your response to comments 8 and 9 of our letter dated March 27, 2006, however, we are unable to agree with your conclusion that presenting earnings per share for the years ended September 30,
2004 and would not be meaningful. Paragraph 6 of SFAS 128 specifies that presentation of EPS is required for all entities that have issued common stock that trades in a public market. Furthermore, paragraph 8 of SFAS 128 states that shares issued during a period shall be weighted for the portion of the period that they were outstanding.

You state in Note 1 of your financial statements on page 26 of the 2005 annual report that in connection with your reorganization, you sold 978,650 shares of common stock in a subscription offering and issued 2,063,100 shares to CCMHC. Paragraph 29 of SFAS 128 provides guidance for reorganization situations and states that EPS computations shall be based on an analysis of the particular transaction and the provisions of the standard.


Based your specific facts and circumstances, it appears that your reorganization represents a change in capital structure similar to that of a stock dividend or stock split. Paragraph 54 of SFAS 128 provides that computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect changes in capital structure. Thus, we believe that a more appropriate method for calculating EPS would be as follows:

* present pro forma EPS for all periods ended 9/30/04 and prior;
* the pro forma EPS denominator for the year ended 9/30/04 would give effect to the 978,650 shares issued at the time of the offering, weighted from the time of the offering. The 2,063,100 shares would be weighted as if outstanding for all periods presented;
* the pro forma EPS denominator for the years ended 9/30/03 and prior would not give effect to the 978,650 shares issued at the time of offering; and
* present a table in the financial statement footnotes of pro forma
EPS for all income statement periods presented and provide a description of how the computations were determined.


Form 10-QSB for the Quarterly Period Ended December 31, 2005

Consolidated Financial Statements

General

8. We note your response to our comment 10 from our letter dated
March 27, 2006 and do not object to your request to address this comment in future filings.


*    *    *    *    *    *    *



Please furnish a response letter that keys your responses to our comments. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


								Sincerely,




	                        	John P. Nolan
					Accounting Branch Chief

Mr. James G. Cooley
Citizens Community Bancorp
April 24, 2006
Page 5